HELIO CORPORATION

2448 SIXTH STREET

BERKELEY, CA, 94710

June 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bradley Ecker

	Re:	Helio Corporation
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-284062

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Helio Corporation, a Florida corporation (the “Company”), hereby respectfully requests to withdraw its Registration Statement on Form S-1 (File No. 333-284062), together with all amendments thereto. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2024. The Company filed Pre-Effective Amendment No. 1 on January 31, 2025, Pre-Effective Amendment No. 2 on February 13, 2025, Pre-Effective Amendment No. 3 on February 21, 2025, Pre-Effective Amendment No. 4 on March 6, 2025, and Pre-Effective Amendment No. 5 on March 10, 2025. The Registration Statement was declared effective by the Commission on March 14, 2025. The Company subsequently filed a Post-Effective Amendment No. 1 on May 13, 2025.

The Company is requesting this withdrawal because the Company has decided not to proceed with the offering described in the Registration Statement. The Company confirms that no securities were sold pursuant to the Registration Statement on Form S-1 (File No. 333-284062) or any amendment thereto.

We request that the Commission consent to this withdrawal as soon as possible. Please send all correspondence and notices to Brian Higley of Business Legal Advisors, LLC, brian@businesslegaladvisor.com, (801) 634-1984.

Thank you for your consideration.

Sincerely,

/s/ Edward Cabrera

Edward Cabrera

Chief Executive Officer

Helio Corporation